Exhibit 12.1

Summit Midstream Partners, LP

Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2017(1)	Year ended December 31,
		2016	2015(2)	2014(3)	2013	2012
	(Dollars in thousands)
Earnings:
Income (loss) before income taxes and adjustment for income or loss from equity method investees	$108,408	$(7,768)	$(216,268)	$(29,802)	$47,737	$43,679
Add (deduct):
Fixed charges	54,382	68,473	63,262	53,859	28,543	15,794
Distributions from equity method investees	28,715	44,991	34,641	2,992	—	—
Capitalized interest	(1,562)	(3,709)	(3,372)	(4,646)	(6,690)	(2,784)

Total earnings	$189,943	$101,987	$(121,737)	$22,403	$69,590	$56,689

Fixed Charges (4):
Interest expense	$51,883	$63,810	$59,092	$48,586	$21,314	$12,766
Capitalized interest	1,562	3,709	3,372	4,646	6,690	2,784
Estimate of interest within rent expense	937	954	798	627	539	244

Total fixed charges	$54,382	$68,473	$63,262	$53,859	$28,543	$15,794

Ratio of earnings to fixed charges	3.49x	1.49x	—	0.42x	2.44x	3.59x

(1)	The ratio of earnings to fixed charges does not include $22.0 million associated with our early extinguishment of debt relating to the redemption and call premiums on the 7.5% Senior Notes that occurred during the three months ended March 31, 2017.

(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $185.0 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.

(3)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $31.5 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included $54.2 million of goodwill impairment.

(4)	Fixed charges do not include any portion of the expense associated with our deferred purchase price obligation that we owe pursuant to the terms of that certain Contribution Agreement, dated February 25, 2016, between us and Summit Midstream Partners Holdings, LLC.